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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2003

Legrand S.A.
(Translation of registrant's name into English)

82, rue Robespierre—BP 37
93170 Bagnolet Cedex
France
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:	Press release dated October 31, 2003 announcing Legrand's Results for the nine months ended September 30, 2003.

Paris, October 31 2003

Sales to September 30, 2003: +0.3% at comparable scope
An encouraging third quarter: +1.9% at comparable scope

        Legrand sales in the first nine months of 2003 came to €2,069.3 million(1) showing an 0.3% rise at constant structure and exchange rates. The 7.1% decline in comparison with 2002 published figures(1) is mainly due to the impact of exchange-rate variations (–6.8%) in the same period.

        On a like for like basis, third-quarter sales rose +1.9% compared with an 0.5% decline in the first six months of the year. This good showing does not reflect improved market conditions, but does confirm the Group's resilience and ability to deal with an uncertain context.

        Changes in sales by geographical region (at constant structure and exchange rates(2)) were as follows for the first nine months of the year:

France	–1.9%
Italy	+ 2.4%
Rest of Europe	+ 3.4%
United States and Canada	–2.8%
Rest of world	+ 2.4%

Total	+ 0.3%

Definitions:

(1)
Discounts have been reclassified and are now deducted from sales. The impact is €10 million and €11 million, respectively, for the quarters to March 31, 2003 and 2002; €17.6 million and €19.5 million, respectively, for the six months to June 30, 2003 and 2002; and €26.7 million and €28.7 million, respectively, for the nine months to September 30, 2003 and 2002.

(2)
Reconciliation of sales between net sales by geographical region as reported and net sales by geographical region excluding the effect of changes in the scope of consolidation and using constant exchange rates (mentioned as like for like in the table below) as of 09.30.2002:

	9 months 2002
	Consolidated	France	Italy	Rest of Europe	US and Canada	RoW
	in € millions
Net sales by geographical segment as reported	2,227.0	595.8	419.6	380.0	495.4	336.2
Reconciling items:
Changes in scope of consolidation	–11.4	–4.2	0.0	–0.3	–6.3	–0.6
Using constant exchange rates	–152.5	0.0	0.0	–10.0	–81.0	–61.5

Net adjusted sales by geographical segment like for like	2063.1	591.6	419.6	369.7	408.1	274.1

Forward looking statements:

        This announcement contains forward-looking statements within the meaning of the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, but not limited to, future global economic conditions, market conditions affecting the building sector, foreign exchange rates, intense competition in the markets where we operate, potential environmental liability and capital costs of compliance with applicable laws, regulations and standards in the markets where we operate, diverse political, legal, economic and other conditions affecting the markets where we operate, our ability to successfully integrate business acquisitions and our ability to service our debt requirements). Many of these factors are beyond our control.

        Investors are urged to read the registration statement of FIMEP filed with the US Securities and Exchange Commission on Form F-4 on August 8, 2003, as amended and other relevant documents filed by Fimep with the US Securities and Exchange Commission because they contain important information. Investors are able to view these documents, as well as other documents filed by FIMEP with the US Securities and Exchange Commission, free of charge at the US Securities and Exchange Commission's website, www.sec.gov. FIMEP disclaims any obligation to publicly update or revise any forward-looking information.

        Legrand is the world specialist in products and systems for electrical installations and information networks used in residential and commercial buildings and in industry. Its catalogues feature over 130,000 products and it operates in close to 60 countries, employing approximately 26,000 people.

Financial communication:	Press:
Legrand	Publicis Consultants
Nicolas Castex
Phone +33 (0)1 49 72 53 53	Phone +33 (0)1 44 43 69 07
Fax +33 (0)1 43 60 54 92	Fax +33 (0)1 44 43 75 65

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, Legrand S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2003	LEGRAND S.A. Registrant
	By:	/s/ PATRICE SOUDAN
		Name:	Patrice Soudan
		Title:	Chief Financial Officer

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Sales to September 30, 2003: +0.3% at comparable scope An encouraging third quarter: +1.9% at comparable scope
Signatures